UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67585



24000587

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TWG Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes): **SEC Mail Processing**

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer   **MAR 0 7 2024**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.) **Washington, DC**

175 W. Jackson Blvd., Suite 810

(No. and Street)

Chicago	**IL**	**60604**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kortney R. Wilson	**(919) 389-3183**	**kortney.wilson@assurant.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pricewaterhouse Coopers LLP

(Name – if individual, state last, first, and middle name)

1075 Peachtree St. NE	**Atlanta**	**GA**	**30309**
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	**238**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kortney R. Wilson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TWG Securities, Inc. _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President/Principal _____

Sandra Paul

Notary Public Wake County NC
Expires: 16 March 2024

SEC Mail Processing

Washington, DC

This filing** contains (check all applicable boxes):
- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TWG Securities, Inc.

Financial Statements and Supplementary Information

As of and for the Year Ended December 31, 2023

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of TWG Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TWG Securities, Inc. (the "Company") as of December 31, 2023, and the related statement of income, of changes in stockholder's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1, Schedule II - Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3 and Schedule III - Information Relating to the Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3 as of December 31, 2023 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309
T: (678) 419 1000, www.pwc.com/us



presented in conformity with Rule 17a-5 under the Security Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 28, 2024

We have served as the Company's auditor since 2018.


TWG Securities, Inc.
Statement of Financial Condition
December 31, 2023
(amounts in thousands)


Assets		
Cash	$	332
Income tax receivable		4
Deferred tax asset		1
Prepaid expenses		22
Total assets	$	359
Liabilities and stockholder's equity		
Liabilities		
Accrued liabilities	$	85
Total liabilities		85
Commitments and contingencies (Note 7)		
Stockholder's equity		
Common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		82
Retained earnings		192
Total stockholder's equity		274
Total liabilities and stockholder's equity	$	359

See accompanying notes to the Financial Statements.

TWG Securities, Inc.
Statement of Income
Year Ended December 31, 2023
(amounts in thousands)

Revenues

Fee income	$	288
Interest Income	$	7
Total Revenues	**$**	**295**

Expenses

Audit fees		85
Salary and benefits		69
Licensing and registration		28
Rent and office expenses		25
Underwriting, general and administrative expenses		28
Legal Fees		4
Total expenses		**239**
Income before provision for income taxes		56
Income tax expense		12
Net income	**$**	**44**

See accompanying notes to the Financial Statements.

TWG Securities, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2023
(amounts in thousands)

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total
Balance, January 1, 2023	$	- $	82	$	148	$	230
Net income		-		-	44		44
Balance, December 31, 2023	$	- $	82	$	192	$	274

See accompanying notes to the Financial Statements.


TWG Securities, Inc.
Statement of Cash Flows
December 31, 2023
(amounts in thousands)


Operating activities

Net income	$	44
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred tax benefit		-
Changes in operating assets and liabilities:		
Prepaid expenses		1
Income tax receivable		(4)
Accrued liabilities		2
Net cash used in operating activities		43
Cash and cash equivalents at beginning of period		289
Cash and cash equivalents at end of period	$	332
Supplemental disclosures of cash flow information		
Cash paid for income taxes	$	16

See accompanying notes to the Financial Statements.

TWG Securities, Inc.
Notes to Financial Statements
As of and for the year ended December 31, 2023
(amounts in thousands)

1. Organization and Operations

TWG Securities, Inc. (the Company), a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the securities commissions in all 50 states. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated, and became licensed with FINRA, in 2007. In January 2016, TWG Holdings, Inc. (TWGH), a wholly owned subsidiary of The Warranty Group, Inc. (TWG), acquired all of the shares of the Company. In May 2018, TWG was acquired by Assurant, Inc. (AIZ).

The sole activities of the Company are to serve as a brokerage agent for AIZ and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of The Securities Act of 1933.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Revenue Recognition
The Company provides brokerage agency services pursuant to an annual contract with Assurant Dealer Services, Inc. (ADS), an affiliated entity, with monthly payments (which include a fixed fee amount, and can be supplemented during the year pursuant to an agreement among ADS and Company management that may occur if incremental expenses were to arise). The resultant fees are not contingent on the volume of such services. The contract terms are negotiated on a periodic basis to reflect compensation based on expected expenses incurred by the Company. The performance obligation for providing such services is satisfied over time as ADS is receiving and consuming the benefits as they are needed. The fee is recognized as the performance obligation is satisfied and the amount is determinable.

Legal Fees
Legal fees are expensed as incurred. Such fees generally relate to services to assess the impact of legal and regulatory updates to various offering documents and may vary on a year-to-year basis.

TWG Securities, Inc.
Notes to Financial Statements
As of and for the year ended December 31, 2023
(amounts in thousands)

Income Taxes

The Company is included in the consolidated federal income tax return of the U.S. consolidated tax group of AIZ. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. The Company recognizes deferred income tax assets and liabilities for the future tax effects attributable to temporary differences between the financial statements and tax return bases of assets and liabilities based on enacted rates and other provisions of applicable tax law. All income taxes are settled in cash pursuant to a formal tax sharing agreement. At December 31, 2023, the Company has a tax intercompany receivable with AIZ of $4. The Company classifies all penalties and interest related to all tax matters in income tax expense, as and if applicable. The Company files various state tax returns.

3. Income Taxes

The income tax expense consists of the following for the year ended December 31, 2023:

Federal & state – current income tax expense	$	11
Federal & state – deferred income tax expense		0
Total income tax expense	$	11

A reconciliation of the income tax expense based on the U.S. federal tax rate to the provision reported for the year ended December 31, 2023, is as follows:

Federal tax rate	21.0%
State income taxes, net of federal benefit	0.0
Effective tax rate	21.0%

Components of the Company's deferred tax assets and (liabilities) at December 31, 2023 are as follows:

Net operating loss carryforwards	$	5
Prepaid expenses		(4)
Net deferred tax assets	$	1

At December 31, 2023, the Company had federal net operating loss carryforwards of $24 that will expire in 2034. The utilization of the net operating loss is subject to limitation under Internal Revenue Code section 382.

The Company did not recognize any liability for uncertain tax benefits and does not expect that there will be any significant change over the next 12 months. In addition, the Company did not recognize any liabilities for interest related to unrecognized tax benefits at December 31, 2023.

TWG Securities, Inc.
Notes to Financial Statements
As of and for the year ended December 31, 2023
(amounts in thousands)

The Company, through its inclusion in the consolidated federal income tax return of the U.S. consolidated tax group of AIZ, has substantially concluded all U.S. federal income tax matters for years through 2015. Substantially all state and local income tax matters have been concluded for years through 2008.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirement pursuant to SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness or $5, as defined in the Rule given the nature of the Company's operations. At December 31, 2023, the Company had net capital of $274, which was in excess of its required net capital of $6 (or 6.67% multiplied by total December 31, 2023 aggregate indebtedness of $85). At December 31, 2023, the Company's percentage of aggregate indebtedness to net capital was 34.4%.

5. Related-Party Transactions

As discussed in Note 2, the Company receives fees from an affiliated entity on a monthly basis based on a contractually agreed-upon amount.

Employees of AIZ provide various management and administrative functions for the Company. On a monthly basis, TWGH allocates time and payroll tax related expenses incurred related to management and administrative functions performed by AIZ employees to the Company, subject to an intercompany expense sharing agreement. During the year ended December 31, 2023, the Company was allocated $69 for these expenses, which is recorded as Salaries and Benefits on the Statement of Income.

Under the terms of the intercompany agreement, the Company also pays TWGH a monthly fee for expenses related to rent, utilities, information and technology, and other office expenses. The expenses for the year ended December 31, 2023 were $25 and are recorded as Rent and Office Expenses on the Statement of Income.

The Company records the expenses each month as incurred. Expenses associated with rent are allocated based on the square footage utilized for office space, and the remainder is then allocated based on estimated usage of utilities, information and technology, and other office expenses. Management believes that such costs are indicative of fair value of such services and related allocations.

TWG Securities, Inc.
Notes to Financial Statements
As of and for the year ended December 31, 2023
(amounts in thousands)

6. Fidelity Bond

The Company maintains a $100 fidelity bond.

7. Commitments and Contingencies

The Company may become directly (or indirectly through its affiliates) involved in litigation in the ordinary course of business. The Company may from time to time be subject to a variety of legal and regulatory actions relating to the Company's current and past business operations.

Although the Company cannot predict the outcome of any pending or future litigation, examination or investigation, it is possible that the outcome of such matters could have a material adverse effect on the Company's results of operations or cash flows for an individual reporting period. However, based on currently available information, management does not believe that any pending matters are likely to have a material adverse effect, individually or in the aggregate, on the Company's financial condition.

8. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the issuance date of these financial statements on February 28, 2024. There were no subsequent events to recognize or disclose in the financial statements.

Supplementary Information

TWG Securities, Inc.

Schedule I - Computation of Net Capital
Under Securities and Exchange Commission Rule 15c3-1
(amounts in thousands)
December 31, 2023

Computation of net capital:

Total stockholder's equity from Statement of Financial Condition	$	274
Less nonallowable assets:		
Prepaid expenses		(22)
Income tax receivable		(4)
Net deferred tax assets		(1)
Net capital		247
Net capital requirement		
(greater of 6.67% of aggregate indebtedness or $5)		6
Excess net capital	$	241
Aggregate indebtedness:		
Accrued liabilities		85
Total aggregate indebtedness	$	85
Percentage of aggregate indebtedness to net capital		34.4%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Part IIa filing as of December 31, 2023 submitted on January 22, 2024.

TWG Securities, Inc.

Schedule II - Computation for
Determination of the Reserve Requirements Under Securities and
Exchange Commission Rule 15c3-3

December 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. As a result, the Company has not included the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

TWG Securities, Inc.

Schedule III – Information Relating to
the Possession or Control Requirements Under Securities and Exchange
Commission Rule 15c3-3

December 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. As a result, the Company has not included Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.



pwc

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholder of TWG Securities, Inc.

We have reviewed TWG Securities, Inc.'s assertions, included in the accompanying TWG Securities, Inc. Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to facilitating private placements of participating stock transactions directly between customers and reinsurance companies, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 28, 2024

TWG Securities, Inc.

TWG Securities, Inc. Exemption Report

TWG Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report as a Non-Covered Firm engaged solely in Non-Covered Firm Activities relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to facilitating private placements of participating stock transactions directly between customers and reinsurance companies, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

TWG SECURITIES, INC.

I, Kortney R. Wilson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Director, President, and General Securities Principal

February 20, 2024

175 West Jackson Boulevard, Suite 810, Chicago, Illinois 60604   *tel.* 312.356.2345   *fax.* 312.395.9589